Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-219617

Dated September 7, 2017

Common Equity Offering Investor Presentation September 2017

2 Safe Harbor Statement NO OFFER OR SOLICITATION This communication does not constitute an offer to sell, a solicitation of an offer to sell, the solicitation or an offer to buy any securities or a solicitation of any vote or approval . There will be no sale of securities in any jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction . No offer of securities shall be made except by means of a prospectus meeting the requirement of Section 10 of the Securities Act of 1933 , as amended . ADDITIONAL INFORMATION ABOUT THE OFFERING BCB Bancorp, Inc . (“BCB”) has filed a shelf registration statement on Form S - 3 (including a prospectus) with the Securities and Exchange Commission (“SEC”) which was declared effective on August 10 , 2017 . Before you invest in the offering to which this communication relates, you should read the prospectus in that registration statement and the preliminary prospectus supplement related to the offering and the other documents BCB has filed and will file with the SEC for more complete information about BCB and this offering . You may get these documents for free by visiting the SEC web site at www . sec . gov . Alternatively, BCB, any underwriter, or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Keefe, Bruyette & Woods, Inc . , Equity Capital Markets, 787 Seventh Avenue, 4 th Floor, New York, NY 10019 , or by calling toll - free (800) 966 - 1559 . NON - GAAP FINANCIAL MEASURES BCB reports its results in accordance with United States generally accepted accounting principles (“GAAP”) . However, management believes that certain non - GAAP performance measures used in managing the business may provide meaningful information about underlying trends in its business . Non - GAAP financial measures should be viewed in addition to, and not as an alternative for, BCB’s reported results prepared in accordance with GAAP . Please see Reconciliation of Non - GAAP Measures at the end of this presentation for a reconciliation to the nearest GAAP financial measure . ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT In connection with the proposed merger of BCB and IA Bancorp, Inc . (“IAB”), BCB will file with the SEC a registration statement on Form S - 4 that will include a proxy statement of IAB and a prospectus of BCB, as well as other relevant documents concerning the proposed merger . WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT ON FORM S - 4 AND THE PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S - 4 , AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT BCB, IAB AND THE PROPOSED MERGER . The proxy statement/prospectus will be sent to the shareholders of IAB seeking the required shareholder approvals . Investors and security holders will be able to obtain free copies of the registration statement on Form S - 4 and the related proxy statement/prospectus, when filed, as well as other documents filed with the SEC by BCB through the web site maintained by the SEC at www . sec . gov . Documents filed with the SEC by BCB will also be available free of charge by directing a written request to BCB Bancorp, Inc . , 104 - 110 Avenue C, Bayonne, New Jersey 07002 Attn : Investor Relations . BCB’s telephone number is (201) 823 - 0700 .

3 Safe Harbor Statement PARTICIPANTS IN THE TRANSACTION BCB, IAB and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of IAB in connection with the proposed transaction . Certain information regarding the interests of these participants and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the proxy statement/prospectus regarding the proposed transaction when it becomes available . Additional information about BCB and its directors and officers may be found in the definitive proxy statement of BCB relating to its 2017 Annual Meeting of Stockholders filed with the SEC on March 27 , 2017 . The definitive proxy statement can be obtained free of charge from the sources described above . FORWARD LOOKING STATEMENTS “Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995 : This presentation may contain certain forward - looking statements within the meaning of the securities laws that are based on various facts and derived utilizing important assumptions, current expectations, estimates and projections about BCB and its subsidiaries . Forward - looking statements include information regarding BCB’s future financial performance, business and growth strategy, projected plans and objectives, and related transactions, integration of the acquired businesses, ability to recognize anticipated operational efficiencies, and other projections based on macroeconomic and industry trends, which are inherently unreliable due to the multiple factors that impact economic trends, and any such variations may be material . Statements preceded by, followed by or that otherwise include the words “believes,” “expects,” “anticipates,” “intends,” “projects,” “estimates,” “plans” and similar expressions or future or conditional verbs such as “will,” “should,” “would,” “may” and “could” are generally forward - looking in nature and not historical facts, although not all forward - looking statements include the foregoing . Further, certain factors that could affect our future results and cause actual results to differ materially from those expressed in the forward - looking statements include, but are not limited to whether BCB can : successfully implement its growth strategy, including identifying acquisition targets and consummating suitable acquisitions ; continue to sustain internal growth rate ; provide competitive products and services that appeal to its customers and target market ; continue to have access to debt and equity capital markets ; and achieve its performance goals . For discussion of these and other risks that may cause actual results to differ from expectations, please refer to “Special Cautionary Note Regarding Forward - Looking Statements” and “Risk Factors” in BCB’s Annual Report on Form 10 - K filed with the SEC on March 13 , 2017 and any updates to those risk factors set forth in BCB’s subsequent Quarterly Reports on Form 10 - Q or Current Reports on Form 8 - K . If one or more events related to these or other risks or uncertainties materialize, or if BCB’s underlying assumptions prove to be incorrect, actual results may differ materially from what BCB anticipates . Accordingly, you should not place undue reliance on any such forward - looking statements . Any forward - looking statement speaks only as of the date on which it is made, and BCB does not undertake any obligation to publicly update or review any forward - looking statement, whether as a result of new information, future developments or otherwise . New risks and uncertainties arise from time to time, and it is not possible for us to predict those events or how they may affect us . In addition, BCB cannot assess the impact of each factor on BCB’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward - looking statements . All forward - looking statements, expressed or implied, included in this communication are expressly qualified in their entirety by this cautionary statement . This cautionary statement should also be considered in connection with any subsequent written or oral forward - looking statements that BCB or persons acting on BCB’s behalf may issue . Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results .

4 Offering Overview Issuer: BCB Bancorp, Inc. Exchange / Listing: NASDAQ: BCBP Offering Format: Follow - On (Shelf Takedown) Security: Common Stock Base Deal Value: $40 million (100% primary) Overallotment: 15% (100% primary) Use of Proceeds: General Corporate Purposes Lock - Up Agreement: 90 day Book - Runners: Keefe, Bruyette & Woods, a Stifel Company, D.A. Davidson & Co. Co - Manager: Oppenheimer & Co.

5 Investment Highlights • A growing $1.8bn commercial bank headquartered in Bayonne, NJ • 6 th largest independent commercial bank headquartered in NJ • Consistent historic double digit organic growth in loans and deposits • Strategic geographic positioning • Management has deep knowledge of Hudson County, neighboring markets and new markets served • Highly experienced management team with proven track record in executing growth initiatives • Recent successful strategic initiatives have positioned the Company for enhanced future profitability • Newly established branch network provides channel for incremental earnings • High cost funding rolling off the balance sheet • Preferred equity re - issuance • Earnings accretion expected from the pending IA Bancorp acquisition • IA Bancorp enhances ethnic focused strategy to penetrate local niche market opportunity • Attractive valuation

Assets: $1,816 mm Gross Loans: $1,596 mm Deposits: $1,496 mm Tangible Common Equity: $120 mm Market Cap: $161 mm Branches: 27 New York Hudson Monmouth Richmond Nassau Morris Bergen NJ NY CT Essex Union Middlesex PA 80 78 95 495 287 287 87 95 280 678 6 Overview of BCB Bancorp, Inc. Branch Footprint Source: Company Filings (1) Share price of $14.20 as of 9/1/2017 and based on common shares outstanding as of June 30, 2017 (2) Pro forma for pending acquisition of IA Bancorp. (1) Financial Snapshot – As of 6/30/2017 Current BCBP (22) Pending IA Acquisition (5) LPO Offices (2) • Markets of Operation • New Jersey: Hudson County, Middlesex County, Essex County, Bergen County, Morris County, Monmouth County and Union County • New York: Richmond County and Nassau County • Loan Production Office Locations • Hoboken, NJ and New York, NY • Expanding ethnic niche strategy (2) (2)

Experienced Management Team

Name	Title	Years in Industry	Years with Company	Experience
Thomas M. Coughlin	President, CEO	30	17	Mr. Coughlin has served as the President and CEO of BCB Community Bank since May 28, 2014. He previously served as CFO and COO of BCB Bancorp, Inc. and BCB Community Bank and was formerly VP of Chatham Savings Bank and the Controller and Corporate Secretary of First Savings Bank of New Jersey. Mr. Coughlin is an original founder of BCB Community Bank. He received his CPA in 1982 and is a graduate of Saint Peter's College.
Thomas P. Keating	SVP, CFO	8	4	Mr. Keating is a Certified Public Accountant. From 2011 until 2014, Mr. Keating was CFO and COO of Enterprise Bank. Prior thereto, Mr. Keating was Chief Financial Officer of AES Red Oak, LLC. He is a member of the American Institute of Certified Public Accountants and the New Jersey Society of Certified Public Accountants. Mr. Keating received a B.S. degree in Accounting from St. Peter's University and a M.S. degree in Taxation from Seton Hall University.
Joseph T. Javitz	SVP, Chief Lending Officer	33	3	From January 2011 to May 2014, Mr. Javitz was the SVP and Chief Lending Officer at Abacus Federal Savings Bank. From November 2009 to January 2011, Mr. Javitz was the EVP and COO at Ciotta & Associates. Mr. Javitz is a graduate of Bernard M. Baruch College , with a B.B.A. in Marketing and Advertising, and also attended the Adelphi University Graduate School of Business (M.B.A. Program) in Finance and Economics.
Sandra L. Sievewright	Chief Risk Officer, Chief Compliance Officer	27	3	From July 2013 to May 2014, Ms. Sievewright was the SVP and BSA/Compliance Officer of First Commerce Bank. From October 2005 to July 2013, Ms. Sievewright was the Senior Vice President and Compliance Officer of Bogota Savings Bank. Ms. Sievewright is a graduate of Albright College.
John J. Brogan	General Counsel	30	7	Mr. Brogan has practiced law for over 30 years. He has served as General Counsel and Vice President of BCB Bancorp, Inc. and BCB Community Bank since July 2010. Prior to joining BCB, Mr. Brogan was the senior member of Brogan, Brogan, Fanuele & Schmerler, P.C. a full-service law firm, which he founded in 1992. He is a member of the NJ State Bar Association and its Banking Law Section. Mr. Brogan received a B.A. from Haverford College and a J.D. from New York Law School.

Insiders account for 16.8% of BCBP ownership

7

BCB YOUR COMMUNITY BANK

Vibrant Market Demographics

	BCBP Presence				2016 Market Statistics		
	Current BCB Offices	BCB Deposits (June 2016) ($mm)	Market Rank	Deposit Market Share (%)	Number of Households	Median Household Income ($)	Number of Small Businesses
Counties of Operation:							
Hudson County	8	$940.1	6	3.1	269,270	$62,864	11,075
Middlesex County	5	$237.2	17	0.7	292,819	$84,008	17,941
Essex County	2	$116.7	22	0.5	292,326	$58,124	16,092
Bergen County	3	$62.1	41	0.1	350,154	$88,821	27,407
Richmond County	2	$38.1	18	0.3	168,431	$73,481	7,916
IA Bancorp, Inc. Counties of Operation:							
Middlesex County	2	$135.6	24	0.4	-	-	-
Morris County	1	$22.7	29	0.1	184,907	$105,146	13,743
Nassau County	1	$21.5	31	0.0	457,878	$103,186	43,086
Hudson County	1	$20.2	28	0.1	-	-	-

Deposit Market Share: Bayonne, Hoboken, Jersey City

Rank	Institution (ST)	Branches	Deposits ($mm)	Market Share (%)
1	Bank of America Corp.	11	15,199	61.3
2	Banco Santander SA	5	1,431	5.8
3	Capital One Financial Corp.	7	1,306	5.3
4	JPMorgan Chase & Co.	9	1,150	4.6
5	BCB Bancorp Inc.	8	940	3.8
6	Sumitomo Mitsui Trust Bank Ltd.	1	908	3.7
7	Provident Financial Services Inc.	9	671	2.7
8	Toronto-Dominion Bank	5	618	2.5
9	M&T Bank Corp.	7	559	2.3
10	HSBC Holdings Plc	1	455	1.8
11	Wells Fargo & Co.	7	452	1.8
12	PNC Financial Services Group Inc.	7	319	1.3
13	Investors Bancorp Inc.	3	203	0.8
14	Haven Bancorp MHC	1	185	0.8
15	Citigroup Inc.	1	136	0.6
16	New York Community Bancorp Inc.	4	127	0.5
17	Valley National Bancorp	2	80	0.3
18	Oritani Financial Corp.	1	22	0.1
19	IA Bancorp Inc.	1	20	0.1
20	Popular Inc.	1	16	0.1

Source: SNL Financial and Company Documents; Deposit data as of June 30, 2016
Note: Market share data excludes Monmouth and Union counties

8

BCB YOUR COMMUNITY BANK

Recent Strategic Growth Initiatives

1. **Organic branch initiative to expand geographic reach**
2. **Pending acquisition of Indus American Bank will enhance ethnic focus**
3. **Attracting highly qualified and experienced personnel**
4. **Balance sheet enhancements**

Total Assets: $1.2bn (1)
Market Cap: $112.1mm (1)
Employees: 212 (1)

2014

Thomas Coughlin appointed CEO and President **(8/4/14)**

Thomas Keating appointed CFO and SVP **(3/17/14)**

Joseph T. Javitz joins BCB as CLO and SVP

Sandra L. Sievewright joins BCB as CCO and CRO

Increased quarterly dividend by $0.02 or 16.7% to $0.14 **(4/23/14)**

Opened 2 new branches

2015

$0.3mm Series C preferred stock issued **(12/1/15)**

$27.6mm follow-on common stock offering **(10/29/15)**

Converted to a new core data processing system **(10/23/15)**

$1.2mm Series C preferred stock issued **(9/29/15)**

$2.3mm Series C preferred stock issued **(7/14/15)**

James G. Rizzo elected to Board of Directors

Opened 2 new branches

2016

Called $1.7mm Series A preferred **(1/2016, 2/2016)**

Opened 7 new branches

Total Assets: $1.8bn (2)
Market Cap: $160.5mm (2)
Employees: 317 (2)

2017

$4.3mm Series D preferred stock issued **(6/30/17)**

Announced merger with IA Bancorp with total transaction value of $20mm (3) **(6/7/17)**

$5.2mm Series D preferred stock issued **(3/13/17)**

Called remainder of Series A and Series B preferred for $11.7mm **(1/2017)**

Vincent DiDomenico, Jr. appointed to Bank Board of Directors

Source: Company Filings
(1) Financial data as of 2013YE
(2) Financial data as of 6/30/2017; Market capitalization as of 9/1/2017
(3) Pending IA Bancorp acquisition includes $7.5 million of IA Bancorp preferred stock

9

BCB
YOUR COMMUNITY BANK

10 Acquisition History Source: SNL Financial Note: Represents data at announcement date; Historical maps only include active branches (1) Includes $7.5 million of IA Bancorp preferred stock Pamrapo Bancorp, Inc. IA Bancorp, Inc . (Pending) Allegiance Community Bank Headquarters: Bayonne, NJ Announcement Date: 6/30/09 Target Assets: $592mm Deposits: $435mm Tangible Equity: $54mm Deal Value: $47mm Price/TBV: 0.86x Headquarters: Edison, NJ Announcement Date: 6/07/17 Target Assets: $235mm Deposits: $196mm Tangible Equity: $19mm Deal Value: $20mm Price/TBV: 1.02x Headquarters: South Orange, NJ Announcement Date: 4/05/11 Target Assets: $121mm Deposits: $111mm Tangible Equity: $7mm Deal Value: $ 7 mm Price/TBV: 0.97x BCBP (22) IA Bancorp (5) BCBP Pamrapo BCBP Allegiance (1)

Ethnically Diverse Communities and Niche Focus Strategy

- Current footprint provides exposure to a variety of ethnic niche markets with growth potential
- Hispanic and Asian communities comprise 43.7% and 15.3% of the Hudson County population, respectively
- BCB staff is deeply rooted in the local cultural and civic communities and has the ability to cater to customer demands
- Multilingual employees available at branch sites
- Addition of Indus Bank branch network extends presence into new diverse markets and provides additional human capital to penetrate Southeast Asian-American community
- Form partnerships with local organizations to source new customers within target communities

Community: Hudson County



Ethnic Population Est. as % of Total
43.7%
20.1%
15.3%
12.8%
8.1%
Hispanic
Other
Asian
African American
White

Indus American Bank Market Ethnicity



27.5%
48.2%
9.6%
40.8%
39.8%
9.7%
5.7%
34.9%
28.1%
43.5%
25.8%
18.4%
23.0%
54.7%
7.6%
Edison
Parsippany
Jersey City
Hicksville
Plainsboro
White
Asian
Hispanic

Source: SNL Financial

11

BCB YOUR COMMUNITY BANK

IA Bancorp Transaction

Transaction Summary

- Deal Value: $20 mil [1]
- Price / TBV: 102.3%
- Expected 2018 EPS Accretion: ~10%
- Expected TBV Dilution: ~1%
- Expected Closing: Q4 2017

Indus American Bank

Transaction Rationale

- Indus American Bank was founded primarily to meet the banking needs of the Southeast Asian-American community
- Indus American Bank specializes in core business banking products for small- to medium-sized companies, with an emphasis on real estate-based lending
- Allows the combined entities to further develop existing markets in Jersey City and Edison
  - Provides further opportunities in Parsippany, Plainsboro and Hicksville, New York, three new, attractive markets for BCB

(1) Includes $7.5 million of IA Bancorp preferred stock

12

BCB YOUR COMMUNITY BANK

13 BCBP Financial Highlights (Dollars in Millions) At or for the year ended, Year to Date 12/31/13 12/31/14 12/31/15 12/31/16 06/30/17 Balance Sheet Total Assets 1,208 1,302 1,618 1,708 1,816 Total Net Loans 1,022 1,211 1,422 1,489 1,578 Securities 115 10 10 95 106 Deposits 969 1,029 1,274 1,392 1,496 Tangible Common Equity 88 89 116 116 120 Balance Sheet Ratios Loans / Deposits (%) 106.8 119.0 112.9 107.9 106.6 TCE / TA (%) 7.24 6.83 7.19 6.77 6.58 Leverage Ratio (%) 8.74 8.15 8.75 8.17 7.72 Tier 1 Ratio (%) 12.45 10.23 10.91 10.17 9.72 Total Capital Ratio (%) 13.71 11.49 12.16 11.42 10.97 Income Statement Net Interest Income 46.8 49.9 53.5 55.1 29.7 Provision Expense 2.8 2.8 2.3 0.0 1.3 Non Interest Income 3.4 4.0 7.1 6.1 4.3 Non Interest Expense 31.4 38.4 46.4 47.9 23.7 Net income 9.4 7.6 7.0 8.0 5.4 Profitability Ratios ROAA (%) 0.80 0.61 0.48 0.47 0.61 ROACE (%) 10.32 9.00 7.62 6.89 9.28 Net Interest Margin (%) 4.06 4.11 3.72 3.32 3.44 Efficiency Ratio (%) 62.6 70.7 76.7 77.8 69.7 Noninterest Inc. / Operating Rev. (%) 5.9 6.6 10.5 8.6 11.6 Asset Quality Nonaccrual Loans / Loans (%) 1.98 1.60 1.63 1.23 0.97 NPAs / Loans + OREO (%) 4.52 3.40 2.99 2.75 2.47 NCOs / Avg Loans (%) 0.07 0.10 0.03 0.06 0.03 Reserves / Loans (%) 1.38 1.32 1.25 1.14 1.13 Source: Company Filings

$779 $964 $1,202 $1,257 $1,329 2013Y 2014Y 2015Y 2016Y 2017 YTD Commercial Real Estate Commercial Construction 14 Lending – Focus on Commercial Growth Total Loan Portfolio (6/30/2017) Originated Commercial Loans ($mm) Construction 4.6% Residential R.E. 13.7% Commercial R.E. 74.2% Commercial & Industrial 4.5% Consumer & Other 3.0% Source : Company Filings Total Loans: $1.6bn Yield on Loans: 4.59% Adjustable rate loans comprise approximately 78% of the portfolio $1,022 $1,211 $1,422 $1,489 $1,578 2013Y 2014Y 2015Y 2016Y 2017 YTD Net Loans ($mm) CAGR: 13.2% CAGR: 16.5%

15 Strong Asset Quality Nonaccruals / Loans (%) NPAs / Loans + OREO (%) NCOs / Avg. Loans (%) Reserves / Nonaccrual Loans (%) 1.98% 1.60% 1.63% 1.23% 0.97% 2013Y 2014Y 2015Y 2016Y YTD 4.52% 3.40% 2.99% 2.75% 2.47% 2013Y 2014Y 2015Y 2016Y YTD 0.07% 0.10% 0.03% 0.06% 0.03% 2013Y 2014Y 2015Y 2016Y YTD 69.7% 82.4% 76.9% 109.9% 116.2% 2013Y 2014Y 2015Y 2016Y YTD Source: Company Filings

16 Low Cost Deposit & Funding Profile Deposits ($mm) Deposit Portfolio (6/30/2017) Noninterest Bearing Deposits ($mm) $969 $1,029 $1,274 $1,392 $1,496 2013Y 2014Y 2015Y 2016Y YTD $108 $127 $131 $159 $169 2013Y 2014Y 2015Y 2016Y YTD Source : Company Filings Demand Deposits 11.3% NOW & Other Trans. Accts 21.2% MMDA & Other Savings 26.8% Retail Time Deposits 10.4% Jumbo Time Deposits 30.3% CAGR: 13.2% CAGR: 13.7% Total Deposits: $1.5bn Cost of Deposits: 0.88%

17 Balanced and Low Risk Securities Portfolio Securities Portfolio ($mm) Residential MBS $95.0 89.7% Municipal Obligations $2.5 2.4% Preferred Stock $8.4 7.9% Source : Company Filings Note: Financial data as of 6/30/2017 • $106 million, or 6% of assets • Primarily used for liquidity purposes • Average Yield: 3.27% • Weighted Average Life : 6.2 years • Effective Duration : 5.1 years Total Securities: $105.8mm Yield on Securities: 3.27%

18 Pro Forma Financial Snapshot (1) Financial ratios per Company Management 6/30/2017 6/30/2017 Standalone (1) 6/30/2017 Pro Forma for IA Bancorp Pro Forma for IA Bancorp + $40.0 Million Common Stock Offering TCE / TA 6.58% 6.10% 7.81% Tier 1 Ratio 9.72% 9.13% 11.42% Leverage Ratio 7.72% 7.35% 9.07% Total Risk Based Capital Ratio 10.97% 10.24% 12.53% CRE / Total Capital Ratio 472.1% 485.1% 394.6%

19 Attractive Valuation Source: Company Filings; Financial data as of June 30, 2017; Market data as of 9/1/2017 (1) Peer median includes FLIC, PGC, BDGE, CNOB, and LBAI Price / Tangible Book Value (x) 1.34x 1.89x BCBP Peer Median (1)

20 Summary Considerations • A growing $1.8bn commercial bank headquartered in Bayonne, NJ • 6 th largest independent commercial bank headquartered in NJ • Consistent historic double digit organic growth in loans and deposits • Strategic geographic positioning • Management has deep knowledge of Hudson County, neighboring markets and new markets served • Highly experienced management team with proven track record in executing growth initiatives • Recent successful strategic initiatives have positioned the Company for enhanced future profitability • Newly established branch network provides channel for incremental earnings • High cost funding rolling off the balance sheet • Preferred equity re - issuance • Earnings accretion expected from the pending IA Bancorp acquisition • IA Bancorp enhances ethnic focused strategy to penetrate local niche market opportunity • Attractive valuation

Appendix

22 Non - GAAP Reconciliation $ in millions unless stated otherwise 2012 2013 2014 2015 2016 Q2 2017 Pro Forma $40M Common Offering Total Common Shareholder's Equity (GAAP) $83.0 $87.5 $88.9 $116.4 $115.6 $119.5 $119.5 Less: Goodwill and Intangibles (GAAP) 0.0 0.0 0.0 0.0 0.0 0.0 0.0 Plus: Net Offering Proceeds - - - - - - 37.9 Total Tangible Common Equity (non-GAAP) 83.0 87.5 88.9 116.4 115.6 119.5 157.4 Total Assets (GAAP) 1,171.4 1,208.0 1,301.9 1,618.4 1,708.2 1,815.8 1,815.8 Less: Goodwill and Intangibles (GAAP) 0.0 0.0 0.0 0.0 0.0 0.0 0.0 Plus: Net Offering Proceeds - - - - - - 37.9 Total Tangible Assets (non-GAAP) 1,171.4 1,208.0 1,301.9 1,618.4 1,708.2 1,815.8 1,853.7 Tangible Common Equity / Tangible Assets (%) 7.09% 7.24% 6.83% 7.19% 6.77% 6.58% 8.49% Common Shares Outstanding (mil.) 8.5 8.3 8.4 11.2 11.3 11.3 Tangible Book Value per Share $9.77 $10.50 $10.59 $10.38 $10.26 $10.58 Source: Company Filings